CERTIFICATE
                               FOR
                 RENEWAL AND REVIVAL OF CHARTER
                               OF
                            PLR, INC.


     PLR, INC., a corporation organized under the laws of Delaware, the certificate of incorporation of which was filed in the office of the Secretary of State on the 22nd day of February, 1993 and recorded in the office of the Recorder of Deeds of New Castle County, the charter of which was voided for failure to pay taxes and penalty, now desires to procure a restoration renewal and revival of its charter and hereby certifies as follows:

     FIRST:    The name of this corporation is:
     PLR, INC.

     SECOND:   Its registered office in the State of Delaware is
located at 25 Greystone Manor, Lewes, DE 19958.  County of
Sussex.  The name its registered agent is Harvard Business
Services, Inc.

     THIRD:    The date when the restoration, renewal, and
revival of the charter of this company is to commence is the Twenty-eighth day of February, 1995 same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

     FOURTH: This corporation was duly organized and carried on the business authorized by its charter until the First day of March A.D. 1995, at which time its charter became inoperative and void for failure to pay taxes and penalty, and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

     IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, the Authorized Officer of PLR, INC., have hereunto signed to this certificate this 15th day of February, 1996.

                                   BY:  //ss Harry Hurst, Jr.
                                        Authorized Officer
(title)